UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             (Amendment No. _______)

                         Simione Central Holdings, Inc.

                                (Name of Issuer)

                         Common Stock, $0.001 Par Value

              (Upon Exercise of Warrants to Purchase Common Stock)

                         (Title of Class of Securities)

                                    828654301

                                 (CUSIP Number)
                         ------------------------------

 Marc R. Paul, Esq., Baker & McKenzie, 815 Connecticut Ave., N.W.,
                      Washington, DC 20006 (202) 452-7000
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 (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  March 7, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 828654301                                                  Page 2 of 5

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1     Name of Reporting Person:           Mestek, Inc.
                                          25-0661650

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2     Check the Appropriate Box if a Member of a Group                   (a) |_|
                                                                         (b) |X|
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3     SEC Use Only

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4     Source of Funds

                                            WC

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5     Check Box if Disclosure of Legal Proceedings is

           Required Pursuant to Items 2(d) or 2(e)                           |_|

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6     Citizenship or Place of Organization
                                            Pennsylvania

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7     Sole Voting Power

                                            400,000(1)(2)

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8     Shared Voting Power

                                              -0-

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9     Sole Dispositive Power

                                            400,000(1)(2)

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10    Shared Dispositive Power

                                               -0-

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11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                            400,000(1)(2)

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12    Check Box if the Aggregate Amount in Row (11)
          Excludes Certain Shares                                            [ ]

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13    Percent of Class Represented by Amount in Row (11)
                                            9.4 percent

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14    Type of Reporting Person

                                            CO

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SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Shares have been adjusted to reflect a one-for-five reverse stock split effective March 7, 2000.

(2) Mestek has the right, subject to certain conditions, to purchase up to approximately 378,295 shares (the "Option Shares") of Company Common Stock issuable pursuant to an Option Agreement dated as of March 7, 2000 between Mestek and the Company. The option only vests as currently outstanding options and warrants are exercised by Company option- and warrant-holders. Accordingly, Mestek has not included the Option Shares in the calculation of its beneficial ownership for purposes of this Schedule 13D.

Item 1.  Security and Issuer

         The title of the class of equity securities to which this Schedule relates is common stock, par value $0.001 per share ("Common Stock"), issued by Simione Central Holdings, Inc. (the "Company"), the principal executive offices of which are located at 6600 Powers Ferry Road, Atlanta, GA 30339.

Item 2.  Identity and Background

         This statement is being filed by Mestek, Inc. ("Mestek"), a corporation organized under the laws of the Commonwealth of Pennsylvania. Mestek's principal business is the manufacture of heating, ventilation and air conditioning products, and the address of the principal executive offices of Mestek is 260 North Elm Street, Westfield, Massachusetts 01085. During the last five years, Mestek has not been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order adjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of a violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Mestek and the Company entered into the Second Amended and Restated Agreement and Plan of Merger and Investment Agreement dated as of October 23, 1999 by and among the Company, Mestek, MCS, Inc. ("MCS") and three major stockholders of Mestek (the "Merger Agreement"), pursuant to which Mestek's wholly-owned subsidiary MCS was merged with and into the Company (the "Merger"). The Merger was consummated on March 7, 2000.

         Pursuant to the Merger Agreement, Mestek loaned the Company approximately $6 million, which consisted of a loan on September 9, 1999 of $3 million and a loan on February 4, 2000 of $1 million. At the closing of the Merger on March 7, 2000, Mestek invested an additional approximately $2 million in Simione, less accrued interest on the previous loans. In addition, the $3 million and $1 million loans were forgiven at the closing of the Merger. In consideration of the investment by Mestek, the Company issued warrants (the "Warrants") to purchase 400,000 shares of Company Common Stock, subject to adjustment, at an exercise price of $10.875, and 5,600,000 shares of Series B Preferred Stock of the Company. The Series B Preferred Stock is not convertible into Common Stock.

         The number of shares of Company Common Stock subject to the Warrants currently equals 9.4% of the outstanding Company Common Stock, assuming full exercise of the Warrants. The Warrants are currently exercisable and may be exercised for cash. Mestek anticipates that any funds to be paid by it upon exercise of the Warrants would be provided from its working capital.

         References to, and descriptions of, the Merger Agreement and the Warrants as set forth in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement and Warrant which are included as Exhibits 99.1 and 99.2, respectively, to this Schedule 13D, and which are incorporated into this Item 3 in their entirety where such references and descriptions appear.

Item 4.  Purpose of Transaction

         The information set forth or incorporated by reference in Items 2 and 3 is hereby incorporated herein by reference. The purpose of the loans of approximately $4 million was to provide working capital to Simione pending consummation of the Merger, and the investment of approximately $2 million was to provide additional working capital to Simione following the Merger.

         Other than as described in this Item 4, Mestek does not have any present plans or proposals which relate to or would result in (1) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (3) a sale or transfer of a material amount of the assets of the Company or of any of its subsidiaries, (4) any material change in the capitalization or dividend policy of the Company, (5) any other material change in the Company's business or corporate structure, (6) changes to the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (7) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association,
(8) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (9) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, Mestek reserves the right to purchase additional securities of the Company, dispose of all or a portion of its holdings of securities of the Company, or change its intentions with respect to any of the matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer

         (a)-(b)  See cover page.

         (c) See Items 3 and 6. No other transactions in the Company's Common Stock have been effected by the person named in Item 2 above within the last sixty days.

         (d)-(e)  Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
             Respect to Securities of the Issuer

         The information set forth or incorporated by reference in Items 2 through 5 is incorporated herein by reference.

         In connection with the Merger Agreement, Mestek was issued an option (the "Option") to purchase up to approximately 378,295 shares of Company Common Stock, subject to certain conditions, pursuant to an Option Agreement dated as of March 7, 2000 between Mestek and the Company. The Option only vests as currently outstanding options and warrants are exercised by Company option-holders and warrant-holders. The Option is not currently exercisable, and until the Option becomes exercisable and is exercised, Mestek does not have any right to vote (or to direct the vote of) or dispose (or to direct the dispositions of) any shares of Company Common Stock that may be purchased upon exercise of the Option. Accordingly, Mestek has not included the Option in the calculation of its beneficial ownership for purposes of this Schedule 13D.

         Pursuant to the Merger Agreement, Mestek has demand and piggyback registration rights with respect to the shares of Common Stock underlying the Warrants and the Option. In the event of a registration pursuant to the Merger Agreement, the Company will pay all expenses of registration.

         References to, and descriptions of, the Merger Agreement and the Merger Option Agreement as set forth in this Item 6 are qualified in their entirety by reference to the copies of the Merger Agreement and Merger Option Agreement which are included as Exhibits 99.1 and 99.3, respectively, to this Schedule 13D, and which are incorporated into this Item 6 in their entirety where such references and descriptions appear.

Item 7.  Material to be Filed as Exhibits

99.1 Second Amended and Restated Agreement and Plan of Merger and Investment Agreement dated October 23, 1999 by and among MCS, Inc., Mestek,Inc., the Company, John E. Reed, Stewart B. Reed and E. Herbert Burk (incorporated herein by reference to Appendix A to the joint proxy statement/prospectus included in the Form S-4 Registration Statement filed by the Company with the Securities and Exchange Commission (Registration No.333-96529)).

         99.2*    Warrant dated March 7, 2000 issued by the Company to Mestek.

         99.3 Form of Merger Option Agreement between the Company and Mestek (incorporated herein by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K/A filed on September 15, 1999).

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*        Filed herewith.

Signature.

         After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

Mestek, Inc.



/s/ John E. Reed                                     March 17, 2000
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By:  John E. Reed                                             Date
Its:  President and Chief Executive Officer